May 9, 2011

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3561
Washington, D.C. 20549

RE: Vangent, Inc. Comment Letter, dated April 25, 2011
File No. 333-145355

Dear Ms. Collins:

We are in receipt of the above-referenced SEC Staff Comment Letter relating to our annual report on Form 10-K for the year ended December 31, 2010, and our Form 8-K/A filed Novenber 16, 2010. This will confirm our discussion earlier today with Melissa Kindelan, Staff Accountant, that we have been given a two-week extension of time to May 23, 2010, to submit our responses to the comments contained in the above-referenced Staff Comment Letter. We appreciate the Staff’s willingness to accommodate our request for this extension. If you have any questions, please do not hesitate to call me at (703) 284-5685.

Sincerely,

/s/ James C. Reagan
James C. Reagan
Senior Vice President and Chief Financial Officer

cc: Melissa Kindelan, Staff Accountant